Filed Pursuant to Rule 433

Registration No. 333-266624-05

ENTERGY ARKANSAS, LLC

$800,000,000

First Mortgage Bonds,

$400,000,000 5.45% Series due June 1, 2034

$400,000,000 5.75% Series due June 1, 2054

Final Terms and Conditions

May 7, 2024

Issuer:	Entergy Arkansas, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	May 7, 2024

Settlement Date (T+3)(2):	May 10, 2024

Principal Amount:
2034 Bonds:	$400,000,000
2054 Bonds:	$400,000,000

Interest Rate:
2034 Bonds:	5.45%
2054 Bonds:	5.75%

Interest Payment Dates:
2034 Bonds:	June 1 and December 1 of each year
2054 Bonds:	June 1 and December 1 of each year

First Interest Payment Date:
2034 Bonds:	December 1, 2024
2054 Bonds:	December 1, 2024

Final Maturity Date:
2034 Bonds:	June 1, 2034
2054 Bonds:	June 1, 2054

Optional Redemption Terms:
2034 Bonds:	Make-whole call at any time prior to March 1, 2034 at a discount rate of Treasury plus 15 bps and, thereafter, at par.
2054 Bonds:	Make-whole call at any time prior to December 1, 2053 at a discount rate of Treasury plus 20 bps and, thereafter, at par.

Benchmark Treasury:
2034 Bonds:	4.000% due February 15, 2034
2054 Bonds:	4.750% due November 15, 2053

Benchmark Treasury Price:
2034 Bonds:	96-12+
2054 Bonds:	102-12+

Benchmark Treasury Yield:
2034 Bonds:	4.459%
2054 Bonds:	4.601%

Spread to Benchmark Treasury:
2034 Bonds:	100 bps
2054 Bonds:	118 bps

Re-offer Yield:
2034 Bonds:	5.459%
2054 Bonds:	5.781%

Price to Public:
2034 Bonds:	99.926% of the principal amount of the 2034 Bonds
2054 Bonds:	99.555% of the principal amount of the 2054 Bonds

Net Proceeds After Underwriting Discount and Before Expenses:
2034 Bonds:	$397,104,000
2054 Bonds:	$394,720,000

CUSIP / ISIN:
2034 Bonds:	29366M AF5 / US29366MAF59
2054 Bonds:	29366M AG3 / US29366MAG33

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc. Stephens Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Loop Capital Markets LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about May 10, 2024, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iv) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930, (v) Stephens Inc. toll-free at 1-800-643-9691 or (vi) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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